Filed pursuant to Rule 433

Registration No. 333-214613

September 5, 2017

Final Term Sheet

EUR 5,000,000,000 0.500% Global Bonds due 2027

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	September 15, 2027

Redemption Amount:	100%

Interest Rate:	0.500% per annum, payable annually in arrears

Date of Pricing:	September 5, 2017

Closing Date:	September 12, 2017 (T+5)[1]

Interest Payment Dates:	September 15 in each year

First Interest Payment Date:	September 15, 2018 (for interest accrued from, and including, September 12, 2017 to, but excluding, September 15, 2018)

Interest Payable on First Interest Payment Date:	EUR 25,205,479.45 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR

Price to Public/Issue Price:	99.224%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.049%

Format:	SEC-registered global bonds

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	Frankfurt

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

[1]	It is expected that delivery of the bonds will be made upon instruction of the Lead Managers against payment on or about the Closing Date, which will be the fifth business day following the Date of Pricing of the bonds (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds prior to the delivery of the bonds hereunder may be required, by virtue of the fact that the bonds will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds prior to their date of delivery hereunder should consult their advisors.

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A2GSFA2

Ratings of Issuer:[2]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Lead Managers:	Citigroup HSBC Société Générale

Stabilization Manager:	HSBC France

Paying Agent:	KfW

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the bonds is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772792/d287768d424b3.htm . KfW’s base prospectus relating to the bonds is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772757/d291282d424b3.htm . Alternatively, HSBC France will arrange to send you the prospectus, which you may request by calling toll-free +1-866-811-8049.

[2]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.